Cigna Reiterates Continued Support for Proposed Merger with Express Scripts
BLOOMFIELD, Conn., August 9, 2018 - Cigna Corporation (NYSE: CI) ("Cigna" or the "Company") issued the following letter to stockholders in response to the second letter released by Carl C. Icahn about the Company's proposed merger with Express Scripts Holding Company (NASDAQ: ESRX) ("Express Scripts").
Dear Cigna Shareholders:
This morning Carl Icahn released a second letter in opposition of our combination with Express Scripts.  Given Mr. Icahn continues to spread innuendos and false information about the transaction, our Board of Directors and management team wants to set the record straight once again for our shareholders.
Cigna, over the past 8 years of regulatory and competitive disruption, has a proven track record of delivering outstanding value for clients, customers and shareholders – including 384% cumulative total shareholder returns from December 31, 2009 through June 30, 2018.  Our combination with Express Scripts represents a strategically and financially attractive path to continue to drive value for clients and customers in close coordination with our physician partners and, as a result, deliver outstanding value to our shareholders.
Our combination will lower costs and improve quality – a goal around which everyone should be aligned.  Cigna has been clear about the expectation that cost improvements from the combination will flow directly to clients and customers, while administrative cost savings will flow to our shareholders – creating value for all stakeholders.  We also disagree in the strongest possible terms with Mr. Icahn's assertions that the failure of the combination would advance the greater good of society.  Cigna and Express Scripts have always taken our societal responsibilities extremely seriously, and have provided extensive illustrative materials of the benefits we believe this combination would bring.  We have not seen a single compelling piece of evidence advanced by Mr. Icahn to the contrary.
Our combination with Express Scripts will be transformational in the industry by combining two leading health care services companies that together will have the capabilities, financial flexibility, reach and expansion opportunities to create significant and immediate value for clients, customers and shareholders.  Specifically, as a combined company we expect to:
•
Achieve a strategic goal (as previously communicated) to slow the rate of increase of drug and medical spending to a level that is more in line with the average increases of other goods in services in the U.S. (i.e., CPI) by 2021 for the benefit of our clients and customers.

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Deliver mid-teens accretion in the first full year after closing and generate greater than $600 million in retained synergies annually - as a result, Cigna has raised its 2021 EPS target to $20 - $21 vs. prior guidance of $18.  This does not take into account the additional savings that we will be able to generate for the benefit of our clients and customers.

•	Generate free cash flow of greater than $6 billion in 2021, allowing for rapid deleveraging and exceptional strategic and financial flexibility in a highly dynamic marketplace.
This is just naming a few of the expected benefits of the combination.  All of this will result in a flexible, innovative and strategic platform that has the ability to win in more regulatory and competitive scenarios than either company could ever do on a stand-alone basis.

Turning back to Mr. Icahn, it is clear he has no apparent interest in understanding the underlying logic of our proposed deal with Express Scripts, the current healthcare regulatory environment or the unsustainable rise in drug costs in the U.S.  We believe that his last-minute, ill-founded campaign is motivated by a desire to profit off of his stated "substantial short position" in Express Scripts by leveraging his recently acquired 0.56% ownership stake in Cigna, despite the value destruction that would result for other Cigna shareholders.
Mr. Icahn's letter also misstates numerous facts about Cigna, Express Scripts and the proposed transaction.  The facts are:
1.
Cigna's Board and Senior Leadership.  Mr. Icahn's unfounded assertion regarding Cigna's Board and senior leadership is false.  Our Board and our senior leadership team are and have always been 100% supportive of and committed to our combination with Express Scripts.  We remain committed to closing the transaction by year-end 2018.

2.
Rebates.  Mr. Icahn's assertion that the value of our combination with Express Scripts will be materially impaired if rebates are eliminated is false.  The elimination of rebates does not pose a material threat to the value of our combination with Express Scripts.  Additionally on Tuesday, HHS made an announcement that creates even new opportunities for PBM capabilities to be used to improve affordability and outcomes in Medicare Part B.

As we disclosed yesterday, rebates are applicable to less than 10% of Express Scripts' claims and it retains approximately $400 million of rebate dollars on a pre-tax basis.  Furthermore, Express Scripts is a pharmacy services company that provides services well beyond PBM services as it:
•	Employs over 3,000 health care professionals to close gaps in care (e.g., improve adherence and reduce waste);
•	Helps those who struggle with complex diseases like cancer, HIV, mental illness and other conditions that require the holistic specialized care model only Express Scripts provides;
•	Has a specialty pharmacy, Accredo®, which helps bring together a patient's pharmacy, medical and home-based services to drive better outcomes;
•
Has 10 innovative, industry-leading SafeGuardRx programs to improve care and value for customers through a suite of solutions that target therapy classes that pose clinical challenges for customers and a significant budget threat to their clients (e.g., inflammatory conditions, diabetes);

•
Redefined patient benefit management through its acquisition of eviCore in 2017, an innovative evidence-based medical benefit management services company that provides, among other things, utilization management services for health plans and employers; and

•	Saved $32 billion for its clients in 2017 through its costs savings programs, excluding any value derived from rebates and retail discounts.
As a result, there are a number of ways it gets paid for its services – all of which are at the option of the client. Whatever amount Mr. Icahn's companies are paying to Express Scripts, they are doing so because Express Scripts is delivering value in a variety of ways and Mr. Icahn's companies are willing to pay for that value.

Our physician partners recognize this value as well.  We have received overwhelmingly positive feedback from them that they see our combination with Express Scripts as an opportunity to improve affordability and quality for their patients, who are our customers.
3.
Amazon.  Mr. Icahn's assertion that Amazon's entry into mail order pharmacy is a reason not to pursue a combination with Express Scripts is ill-informed.  Amazon recently announced its plans to acquire PillPack, an in-network pharmacy that contracts with pharmacy benefit managers, including Express Scripts, as stated on PillPack's website.

Express Scripts operates the largest mail order pharmacy that dispenses over 330 million adjusted prescriptions annually.  It delivers outstanding quality and service results, is part of a clinically integrated set of services and is supported by a number of proprietary patents.
We do not view PillPack's current business model as a direct competitor to PBMs, which offer greater value-add capabilities beyond mail order pharmacy.   We see mail order pharmacy as just one of the capabilities that Express Scripts brings to bear and is not where we see the greatest value-add for the combination.
When the broad range of capabilities of Express Scripts (including its data and data management tools) are combined with Cigna's health engagement, clinical tools and deep physician partnerships, we will have:

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Unrivaled Predictive Capabilities. Over 80 million Americans (roughly 25% of the population) are currently healthy but with a meaningful health risk.  Together, Cigna and Express Scripts will have combined medical/pharmacy information for over 100 million customers and flexible technology to share insights from that data in an actionable way - including the ability to predict health and treatment adherence risks.  Having the capability to assist individuals to lower health risks that they do not even know exist will improve quality of life and lower costs.

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Seamless Coordinated Care and Treatment.  We will deepen relationships with physicians (through our 500+ collaborative accountable care organizations); pharmacists (through our pharmacy networks); and drug manufacturers (through our supply chain management) and be able to coordinate pharmacy, medical and behavioral healthcare and treatment – even for the most complex cases.  Additionally, together we will employ over 7,000 clinical professional, including Accredo's 500 home infusion nurses, working to improve the health of our over 100 million customers.

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Aligned Incentives. We will have the tools, information and reach to lead the value-based and outcomes-based reward structure across the healthcare spectrum and will be rewarded based on the value we generate for the benefit of clients and customers.   As Cigna has done in the medical arena, the combined company will lead a transition to value based and aligned incentive arrangements in the pharmacy space as well – all with the goal of improving quality and value.

Finally, social responsibility is something that Cigna takes very seriously.  In May 2016, we set a goal to reduce the use of prescription opioids among its members by 25% in three years.  A full year ahead of its schedule, Cigna recently announced that, working with its physician partners, it has achieved that goal.  Now, we have turned our attention to a new challenge.  We will collaborate with employers, customers, prescribing clinicians, pharmacists and community-based organizations to reduce the number of opioid overdoses by 25% among our commercial customers by December 2021.  The combined company will have more end-to-end insights and information, as well as additional reach to drive further alignment in ways that matter.

Our combination with Express Scripts is much more than the rhetoric and misinformation that Mr. Icahn would have our shareholders believe.   It simply cannot be boiled down to rebates or Amazon or any other red herring issue that Mr. Icahn wants to seek to use as a scare tactic to support his own personal agenda.
For these reasons, Cigna's Board and senior leadership continue to believe that the proposed merger with Express Scripts is in the best interest of shareholders and continue to recommend that Cigna shareholders vote "FOR" the Express Scripts transaction.

FORWARD LOOKING STATEMENTS
Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the "SEC") and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions, including statements concerning the potential future performance of Cigna, Express Scripts, or the combined company, the potential for new laws or regulations, or any impact of any such new laws or regulations, including on the business of Cigna, Express Scripts or the combined company, the ability to achieve the anticipated benefits of the proposed merger, on the expected timeline or at all, the timeline for deleveraging the combined company, and the ability to consummate the proposed merger, on the anticipated timeline or at all, and other statements regarding the parties' future beliefs, expectations, plans, intentions, financial condition or performance.  You may identify forward-looking statements by the use of words such as "believe," "expect," "plan," "intend," "anticipate," "estimate," "predict," "potential," "may," "should," "will" or other words or expressions of similar meaning, although not all forward-looking statements contain such terms.
Forward-looking statements, including as they relate to Express Scripts or Cigna, the management of either such company, the transaction or any expected benefits of the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•
the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	the possibility that the anticipated benefits from the merger cannot be realized in full, or at all or may take longer to realize than expected;
•	a longer time than anticipated to consummate the proposed merger;
•	problems regarding the successful integration of the businesses of Express Scripts and Cigna;
•	unexpected costs regarding the proposed merger;
•	diversion of management's attention from ongoing business operations and opportunities;
•	potential litigation associated with the proposed merger;
•	the ability to retain key personnel;
•	the availability of financing;
•	effects on the businesses as a result of uncertainty surrounding the proposed merger;
•	the ability of the combined company to achieve financial, strategic and operational plans and initiatives;
•	the ability of the combined company to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers;
•	the impact of modifications to the combined company's operations and processes;
•	the ability of the combined company to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions;
•	the substantial level of government regulation over the combined company's business and the potential effects of new laws or regulations or changes in existing laws or regulations;
•	the outcome of litigation relating to the businesses of Express Scripts and Cigna, regulatory audits, investigations, actions and/or guaranty fund assessments;
•	uncertainties surrounding participation in government-sponsored programs such as Medicare;
•	the effectiveness and security of the combined company's information technology and other business systems;
•	unfavorable industry, economic or political conditions, including foreign currency movements;
•	acts of war, terrorism, natural disasters or pandemics; and
•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.
You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties, and should not place undue reliance on forward-looking statements.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT
This communication does not constitute an offer to sell or solicitation of an offer to buy any securities. In connection with the proposed transaction, the newly formed company which will become the holding company following the transaction ("Holdco") filed with the SEC a registration statement on Form S-4.  The registration statement on Form S-4 includes a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. The registration statement was declared effective by the SEC on July 16, 2018, and Cigna and Express Scripts commenced mailing the definitive joint proxy statement/prospectus to the respective stockholders of Cigna and Express Scripts on or about July 17, 2018. Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the registration statement or the joint proxy statement/prospectus or any other document which Cigna, Express Scripts or Holdco may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the registration statement on Form S-4 and the definitive joint proxy statement/prospectus and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC's website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115.
PARTICIPANTS IN THE SOLICITATION
Cigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna's Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts' directors and executive officers in Express Scripts' Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018. You may obtain free copies of these documents at the SEC's website at www.sec.gov, at Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC regarding the proposed transaction. Investors should read the joint proxy statement/prospectus carefully and in its entirety before making any voting or investment decisions.

NO OFFER OR SOLICITATION
This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Permission to use quotes was not sought or obtained.
Contacts

Cigna Corporation
Will McDowell, Investor Relations
215-761-4198
William.McDowell2@cigna.com

or

Matt Asensio, Media Relations
860-226-2599
Matthew.Asensio@cigna.com

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